Exhibit 99.1

IT CONSULTANCY AGREEMENT

BETWEEN

SAGTEC GLOBAL LIMITED

BVI Co. No.: 2135152

(the “Consultant”)

AND

MALAYA HERITAGE HOLDING LIMITED

BVI Co. No.: 2180931

Holding company for CNS Food Centre Sdn Bhd

(Malaysia Company No: 1314643-A)

(the “Client”)

DATED   13     DAY     OF   AUGUST   2025

IT CONSULTANCY AGREEMENT

This IT Consultancy Agreement (“Agreement”) is made as of 13th August 2025 (“Effective date”)

BETWEEN

SAGTEC GLOBAL LIMITED (BVI Company No: 2135152), a company incorporated in British Virgin Islands with its business address at No. 43-2, Jln Kepong, Pekan Kepong, 52100 Kuala Lumpur, Wilayah Persekutuan (hereinafter referred to as “the Consultant”) of the one part:

AND

MALAYA HERITAGE HOLDING LIMITED (BVI Company No: 2180931) a company incorporated in British Virgin Islands with its business address at No. 15, Jalan Panggong, 50000 Kuala Lumpur, Wilayah Persekutuan (hereinafter referred to as “the Client”) of the other part:

The Consultant and the Client shall each be referred to as the “Party” and collectively as the “Parties”.

WHEREAS:

A.	The Client is a holding company for CNS Food Centre Sdn Bhd (Malaysia Company No: 1314643-A) a company incorporated in Malaysia and is engaged in the development and operation of F&B outlets, including but not limited to food service, central kitchen management and automation systems.

B.	The Consultant possesses professional expertise in food technology consultancy, customised software development, robotic automation systems and IT deployment for F&B operations.

C.	The Client wishes to engage the Consultant to provide consultancy, development and deployment services in relation to F&B outlet management systems, service robotic technology and central kitchen automation robotic systems and the Consultant agrees to provide such services in accordance with the terms and conditions of this Agreement.

NOW IT IS HEREBY AGREED AS FOLLOWS:

1.	DEFINITIONS

“Services” means all professional consultancy, system development, system deployment, testing, integration, service robotic technology implementation, and maintenance services to be carried out by the Consultant under this Agreement, including any related support, documentation, and training, and any other services mutually agreed in writing by the Parties.

“Deliverables” means any systems, software, hardware configurations, documentation, reports, designs, prototypes, source code, executable code, user manuals, specifications, schematics, diagrams, data, and related materials provided by the Consultant to the Client in the course of performing the Services.

“Completion Date” means the date on which all Services and Deliverables have been completed, deployed, tested, and formally accepted by the Client in accordance with the acceptance criteria agreed between the Parties, which shall not exceed twenty-four (24) months from the Effective Date unless extended by mutual agreement in writing.

“Confidential Information” shall have the meaning ascribed to it in Clause 10, and includes, but is not limited to, business plans, trade secrets, proprietary technology, client data, financial information, technical information, product designs, source code, algorithms, operational processes, and other information disclosed in writing, orally, or by any other means.

“Intellectual Property Rights” means all rights, titles, and interests, whether registered or unregistered, including patents, copyrights, trademarks, trade names, service marks, designs, inventions, know-how, trade secrets, database rights, and other proprietary rights, as well as applications and rights to apply for registration of any of the foregoing.

2.	INTERPRETATION

2.1 The expression “the Consultant” and “the Client” shall include their respective associates.

2.2 Words importing any gender shall include all other genders and words importing the singular shall include the plural and vice versa.

2.3 References to persons shall include individuals, corporations, partnerships, trusts and other legal entities.

2.4 Any reference to a statutory provision includes any modification, amendment, re-enactment, or consolidation thereof.

2.5 Headings and subheadings are inserted for convenience only and shall not affect the interpretation of this Agreement.

3.	RELATIONS BETWEEN THE PARTIES

3.1 The Consultant is engaged as an independent contractor. Nothing in this Agreement shall be construed as creating an employment, agency, partnership, or joint venture relationship between the Parties.

3.2 The Consultant shall not hold itself out as being authorised to bind the Client except as expressly permitted in writing by the Client.

3.3 The Client acknowledges that the Consultant may engage subcontractors or third-party service providers to perform certain aspects of the Services, provided that:

(a) The Consultant remains fully responsible for the acts and omissions of such subcontractors;

(b) Such subcontractors are bound by confidentiality obligations no less stringent than those set out in this Agreement; and

(c) The use of subcontractors does not relieve the Consultant of its obligations under this Agreement.

4.	SCOPE OF SERVICES

4.1 The Consultant shall provide the following:

(a) Consultancy and development of a customised F&B Outlet Management System;

(b) Consultancy and deployment of Service Robotic Technology for F&B operations;

(c) Consultancy and deployment of Central Kitchen Automation Robotic Systems;

(d) Integration and interconnection between the systems for seamless operational flow;

(e) Testing, commissioning, and operational readiness verification;

(f) Training of Client’s personnel on the use, maintenance, and troubleshooting of the Deliverables;

(g) Provision of maintenance and technical support for the duration of the project term. 4.2 The Consultant shall perform the Services in accordance with a mutually agreed project plan, timeline, and milestones, with the understanding that the total project duration shall not exceed twenty-four (24) months from the Effective Date unless extended in writing by mutual agreement.

4.3 Any variations to the scope of Services shall be documented in writing and signed by authorised representatives of both Parties, and may be subject to adjustments in fees and timelines

5.	PAYMENT TERMS

5.1 The total consideration for the Services shall be USD 3,000,000 which is inclusive of all consultancy, development, integration, training, and technical support services for the full twenty-four (24) month term.

5.2 Payments shall be made in the following instalments:

(a) 30% upon execution of this Agreement;

(b) 30% upon delivery and acceptance of 50% of the project milestones;

(c) 40% upon completion, acceptance of all Deliverables, and issuance of the final invoice.

5.3 All payments shall be made in immediately available funds via bank transfer to the account designated in writing by the Consultant.

5.4 In the event of termination under Clause 12, the Client shall pay for all completed and partially completed Deliverables, calculated on a pro-rata basis according to the project milestones achieved as at the termination date.

5.5 The Client shall bear responsibility for all taxes, duties, or levies applicable to the payments under this Agreement, except for taxes on the Consultant’s income.

6.	OBLIGATIONS OF THE CONSULTANT The Consultant shall:

(a) Perform the Services with due care, skill, and diligence, in accordance with applicable professional standards;

(b) Assign and maintain qualified personnel with the appropriate technical expertise to perform the Services;

(c) Deliver the Deliverables in accordance with the functional and technical specifications agreed in writing;

(d) Comply with all applicable laws, regulations, and industry codes relevant to the performance of the Services;

(e) Maintain adequate records of the Services performed and provide such records to the Client upon request;

(f) Rectify, at no additional cost, any non-conformity or defect in the Deliverables notified within twelve (12) months after acceptance;

(g) Ensure that any third parties engaged in the performance of the Services comply with the Consultant’s obligations under this Agreement.

7.	OBLIGATIONS OF THE CLIENT The Client shall:

(a) Provide the Consultant with timely access to all relevant information, personnel, systems, and facilities as reasonably required for the performance of the Services;

(b) Review and respond promptly to requests for information or approvals from the Consultant

(c) Ensure that all required licences, permits and regulatory approvals for the operation of the Deliverables are obtained;

(d) Pay the Consultant strictly in accordance with Clause 5;

(e) Use the Deliverables only for lawful purposes and in accordance with the instructions provided by the Consultant;

(f) Not modify, reverse engineer, or create derivative works from the Deliverables without the Consultant’s prior written consent.

8.	INTELLECTUAL PROPERTY RIGHTS

8.1 All Intellectual Property Rights in the Deliverables (excluding Pre-existing Intellectual Property) shall vest in the Client upon full payment of all amounts due.

8.2 Pre-existing Intellectual Property owned by the Consultant and used in the Deliverables shall remain the property of the Consultant, but the Consultant grants the Client a perpetual, irrevocable, worldwide, royalty-free licence to use, modify, and copy such pre-existing Intellectual Property as part of the Deliverables.

9.	CONFIDENTIALITY

9.1 Each Party shall:

(a) Keep strictly confidential all Confidential Information disclosed to it;

(b) Use such Confidential Information solely for the purposes of this Agreement; and

(c) Not disclose such Confidential Information to any third party without the prior written consent of the disclosing Party.

9.2 The obligations in Clause 9.1 shall not apply to information that:

(a) Is or becomes publicly available other than through breach of this Agreement;

(b) Is lawfully received from a third party without restriction;

(c) Is independently developed without use of or reference to the Confidential Information;

(d) Is required to be disclosed by law, regulation, or court order, provided that the receiving Party gives prompt notice and cooperates with the disclosing Party to limit the disclosure.

9.3 The confidentiality obligations in this Clause shall survive termination of this Agreement for a period of three (3) years.

9.4 Each Party acknowledges that unauthorized use or disclosure of Confidential Information may cause irreparable harm. In such event, the disclosing Party shall be entitled to seek injunctive relief in addition to any other remedies available at law.

10.	WARRANTIES

10.1 The Consultant warrants that:

(a) The Deliverables will conform in all material respects to the specifications agreed between the Parties;

(b) The Deliverables will be free from material defects in workmanship and materials for a period of twelve (12) months from acceptance;

(c) It has full power and authority to enter into and perform this Agreement;

(d) The Deliverables will not infringe any third-party Intellectual Property Rights.

10.2 The Consultant does not warrant that the Deliverables will be error-free or operate without interruption, but it shall use commercially reasonable efforts to correct any defects within a reasonable period after notification.

11.	LIMITATION OF LIABILITY

11.1 Neither Party shall be liable to the other for any indirect, incidental, special, exemplary, or consequential damages, including loss of profit, revenue, or data.

11.2 The total aggregate liability of the Consultant for all claims arising under or in connection with this Agreement shall not exceed the total fees payable to the Consultant under this Agreement.

11.3 Nothing in this Agreement shall limit or exclude liability for:

(a) Death or personal injury caused by negligence;

(b) Fraud or fraudulent misrepresentation; or

(c) Any other liability which cannot be excluded by law.

12.	TERM AND TERMINATION

12.1 This Agreement shall commence on the Effective Date and remain in force until completion of the Services, unless terminated earlier in accordance with this Clause.

12.2 Either Party may terminate this Agreement by giving thirty (30) days’ written notice to the other Party.

12.3 Either Party may terminate immediately upon written notice if the other Party:

(a) Commits a material breach and fails to remedy it within thirty (30) days of written notice;

(b) Becomes insolvent or is subject to bankruptcy, liquidation, or similar proceedings;

(c) Ceases to carry on business.

12.4 Upon termination for any reason:

(a) The Client shall pay the Consultant for all Services performed up to the termination date;

(b) The Consultant shall deliver to the Client any completed Deliverables and work in progress;

(c) All rights and obligations accrued prior to termination shall survive.

13.	FORCE MAJEURE

Neither Party shall be liable for any delay or failure in performing its obligations under this Agreement if such delay or failure results from events beyond its reasonable control, including acts of God, natural disasters, war, terrorism, strikes, labour disputes, government actions, or failures of suppliers or subcontractors. The affected Party shall:

(a) Notify the other Party promptly of the occurrence;

(b) Use all reasonable endeavours to mitigate the effects; and

(c) Resume performance as soon as reasonably practicable.

14.	ASSIGNMENT

Neither Party may assign, transfer, or novate its rights or obligations under this Agreement without the prior written consent of the other Party, except that the Client may assign this Agreement to an affiliate or successor in connection with a merger, acquisition, or sale of substantially all its assets.

15.	WAIVER

No failure or delay by either Party to exercise any right or remedy shall operate as a waiver of such right or remedy, and no single or partial exercise shall prevent any further exercise of such right or remedy.

16.	SEVERABILITY

If any provision of this Agreement is found to be invalid, illegal, or unenforceable, the remaining provisions shall remain in full force and effect.

17.	ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the Parties and supersedes all prior agreements, understandings, or arrangements relating to its subject matter. No variation shall be effective unless in writing and signed by both Parties.

18.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute the same instrument.

19.	SURVIVAL

Any provisions of this Agreement which by their nature are intended to survive termination (including Clauses relating to confidentiality, intellectual property, and limitation of liability) shall survive termination or expiry.

20.	GOVERNING LAW & JURISDICTION

20.1 This Agreement shall be governed by and construed in accordance with the laws of Malaysia.

20.2 Any dispute arising out of or in connection with this Agreement shall first be resolved by good faith negotiations between senior executives of the Parties.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

For and on behalf of	For and on behalf of
SAGTEC GLOBAL LIMITED	MALAYA HERITAGE HOLDING LIMITED
(Company Registration No: 2135152)	(Company Registration No: 2180931)

/s/ Ng Chen Lok			/s/ Woon Kok Pin
Name	:	Ng Chen Lok	Name	:	Woon Kok Pin
Designation	:	Managing Director	Designation	:	Managing Director